HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________         Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
-------------

Will Hart

                                      October 12, 2011


Parker Morrill
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1 Amendment #4
            File No. 333-174194


      This office represents Vanguard Energy Corporation (the "Company"). Amendment No. 4 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated October 6, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                          Page
                                                                         Number

1.     Comment complied with.                                              4

2. Comments 28 and 29 of the staff's letter dated July 20, 2011 pertained to the relationship of the numbers in the reserve report to the numbers in the Company's registration statement. As explained in our letter to you dated August 2, 2011, the reserve report assumed the Company had a 100% working interest in the leases covered by the report. The numbers in the Company's registration statement were derived by multiplying the numbers in the reserve report by 90%, which represents the Company's working interest in the leases covered by the reserve report. An explanatory paragraph was added to Exhibit 99 to explain that the Company's oil and gas reserves were computed in this fashion.

     Unfortunately, page 1, of the reserve report filed with Amendment No. 1 to the Registration Statement referred to the "Properties" as "Vanguard's Batson Dome Field Properties" and page 2 of the reserve report referred to "Vanguard's Interest in the Properties". This wording naturally caused some confusion since Vanguard only owned a 90% working interest in the leases covered by the

                                                                          Page
                                                                         Number
       report. In Amendment No. 3 to the registration statement, we filed an amended reserve report which:

       o  replaced  the  reference  on page 1 of the report  from
          "Vanguard's   Batson  Dome  Field  Properties"  to  the
          "Batson Dome Field Properties"; and

       o  on page 2 of the report we changed the  reference  from
          Vanguard's   interest  in  the   properties"   to  the
          "Properties".

       o  In the marked  copies sent to the staff  following  the filing of Amendment No. 3, these changes to the reserve
          report were marked with the notation C-7 in the margin,
          which  indicated  that these were the  responses to the
          staff's comment 7.                                          Exhibit 99

3.     Comment complied with.                                             4, 19

4.     The agreement  with  Exxon/Mobile  does not specify how
       Exxon/Mobile  will determine the posted price.  We have
       revised the  disclosure  regarding  this  agreement  to
       indicate how a "posted"  price is usually  established.
       Please note, however, the well covered by the agreement
       with Exxon/Mobile has not yet been drilled.                         27

5.     Comment complied with.                                         36, 37, 38

6.     Comment complied with.                                        Exhibit 1.1


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                               /s/ William T. Hart
                                           By:
                                              William T. Hart